Exhibit 99.1

Report of Voting Results for 2010 Annual Meeting of Shareholders

NEW YORK, NY – May 18, 2010 - Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 14, 2010 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management information circular mailed to shareholders prior to the meeting. The votes were conducted by ballot.

1.	Election of Directors

All of the 15 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	695,916,059	97.48	18,001,489	2.52	713,917,548
W. Geoffrey Beattie	601,016,192	84.19	112,838,615	15.81	713,854,807
Niall FitzGerald, KBE	680,024,822	95.26	33,831,228	4.74	713,856,050
Thomas H. Glocer	711,934,684	99.72	1,980,185	0.28	713,914,869
Manvinder S. Banga	693,343,202	97.12	20,570,723	2.88	713,913,925
Mary Cirillo	681,641,046	95.49	32,206,433	4.51	713,847,479
Steven A. Denning	681,628,802	95.49	32,218,144	4.51	713,846,946
Lawton Fitt	713,185,563	99.90	723,890	0.10	713,909,453
Roger L. Martin	712,916,704	99.86	993,759	0.14	713,910,463
Sir Deryck Maughan	712,987,221	99.87	923,102	0.13	713,910,323
Ken Olisa	713,146,238	99.90	699,545	0.10	713,845,783
Vance K. Opperman	712,149,098	99.76	1,694,838	0.24	713,843,936
John M. Thompson	713,119,854	99.90	726,347	0.10	713,846,201
Peter J. Thomson	711,351,520	99.65	2,493,076	0.35	713,844,596
John A. Tory	675,618,404	94.65	38,164,430	5.35	713,782,834

2.	Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as auditors of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
712,024,342	99.13	6,212,989	0.87	718,237,331

3.	Advisory Resolution on the Approach to Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management information circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
684,158,187	95.26	34,038,037	4.74	718,196,224